EXHIBIT 12

CLECO CORPORATION

Computation of Earnings to Fixed Charges
And Earnings To Combined Fixed Charges and Preferred Stock Dividends

(Unaudited)

	2001	2000	1999	1998	1997
	(Thousands, except ratios)
Earnings from continuing operations	$ 72,273	$ 69,335	$ 58,070	$ 53,970	$ 52,543
Income taxes	38,356	34,961	27,766	26,771	27,729

Earnings from continuing operations before income taxes	$ 110,629	$ 104,296	$ 85,836	$ 80,741	$ 80,272
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Fixed charges:
Interest, long-term debt	$ 41,504	$ 41,150	$ 25,377	$ 23,350	$ 23,676
Interest capitalized	10,115	7,769	5,301	500	-
Interest, other (including interest on short-term debt)	6,348	7,571	3,035	3,666	3,873
Amortization of debt expense, premium, net	1,530	1,164	1,282	1,248	1,206
Portion of rentals representative of an interest factor	514	574	579	448	487

Total fixed charges	$ 60,011	$ 58,228	$ 35,574	$ 29,212	$ 29,242
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Earnings from continuing operations before income taxes	$ 110,629	$ 104,296	$ 85,836	$ 80,741	$ 80,272
Plus: total fixed charges from above	60,011	58,228	35,574	29,212	29,242
Plus: amortization of capitalized interest	526	252	-	-	-
Less: long-term interest capitalized	(10,115)	(7,769)	(5,301)	(500)	-

Earnings from continuing operations before income taxes and fixed charges	$ 161,051	$ 155,007	$ 116,109	$ 109,453	$ 109,514
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Ratio of earnings to fixed charges	2.68 x	2.66 x	3.26 x	3.75 x	3.75 x
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Total fixed charges from above	$ 60,011	$ 58,228	$ 35,574	$ 29,212	$ 29,242
Preferred stock dividends*	2,227	2,285	2,531	2,819	2,799

Total fixed charges and preferred stock dividends	$ 62,238	$ 60,513	$ 38,105	$ 32,031	$ 32,041
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Ratio of earnings to combined fixed charges and preferred stock dividends	2.59 x	2.56 x	3.05 x	3.42 x	3.42 x
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* Preferred stock dividends multiplied by the pretax income to net income